Exhibit 2

VERTICAL AEROSPACE LTD.

Term Sheet – November 24, 2024

PARTIES

Company:	Vertical Aerospace Ltd., a Cayman Islands exempted company.

VAGL:	Vertical Aerospace Group Limited, a company incorporated under the laws of England and Wales, and a wholly-owned subsidiary of the Company.

Mudrick Capital:	Mudrick Capital Management L.P. or any fund, investor, entity or account that is managed, sponsored or advised by Mudrick Capital Management L.P. or its affiliates.

SF Investors:	Stephen Fitzpatrick, Imagination Aero Investments Limited or any other fund, entity or account that is affiliated with Stephen Fitzpatrick.

STEP A: AMENDMENTS TO INDENTURE AND PARTIAL CONVERSION OF NOTES

AMENDMENTS TO INDENTURE

Capitalized terms used in this section without definition shall have the respective meanings ascribed to them in the Indenture, dated as of December 16, 2021, between, among others, the Company (as defined below) and U.S. Bank National Association as trustee and collateral agent (the “Indenture”), governing the 7.00% / 9.00% Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”) issued by the Company.

Amendments to the Indenture:

Subject to the Conditions set out below, the Indenture is to be amended by way of one or more supplemental indentures or replaced with a new indenture (collectively, the “Indenture Amendments”), as follows:

•	to provide for a fixed Conversion Rate to reflect a Conversion Price that is (a) effective as of the date of the Supplemental Indenture, $2.75 per Ordinary Share, subject to a restriction that such fixed Conversion Rate is only applicable up to and including half (approximately $130.2 million assuming payment of PIK Interest on December 15, 2024) of the total principal amount of the then-outstanding Notes, and (b) effective on and after the date that the Conversion Consideration in respect of half (approximately $130.2 million assuming payment of PIK Interest on December 15, 2024) of the total principal amount of the then-outstanding Notes is delivered by the Company pursuant to Section 5.03 of the Indenture (such date of delivery, the “Partial Conversion Date”), $3.50 per Ordinary Share. For the avoidance of doubt, such fixed Conversion Rate, in each case, shall not be subject to down-round adjustment as provided in Section 5.05(A)(vi) of the existing Indenture);

•	with effect from December 15, 2024, to provide for a fixed interest rate of 10.00% for Cash Interest and 12.00% for PIK Interest;

•	the Maturity Date is to be December 15, 2028; and

•	the definitions of Make-Whole Premium, Redemption Multiplier and Fundamental Change Redemption Multiplier are to reflect the following redemption profile:

o	for any redemption prior to the fourth anniversary of the Issue Date: make-whole premium payable;

o	on or after the fourth anniversary of the Issue Date but prior to the fifth anniversary of the Issue Date, 112.0%;

o	on or after the fifth anniversary of the Issue Date but prior to the sixth anniversary of the Issue Date, 106.0%; and

o	on or after the sixth anniversary of the Issue Date, 100.0%.

PARTIAL CONVERSION

Partial Conversion:	Promptly following entry into the Indenture Amendments, Mudrick Capital shall, pursuant to Section 5.02 of the Indenture, provide a Notice of Conversion in respect of $130 million principal amount of the outstanding Notes at the Conversion Price of $2.75 per Ordinary Share (the “Partial Conversion”).

Conversion Consideration:	Upon receipt of the Notice of Conversion, the Company shall deliver the Conversion Consideration pursuant to Section 5.03 of the Indenture, amounting to approximately 47,343,585 Ordinary Shares and representing approximately 71% of the total number of voting Ordinary Shares in issue based on the number of such Ordinary Shares as at the date of this Term Sheet.

CONDITIONS

Mudrick Capital Conditions to Indenture Amendments and Partial Conversion Date:

Subject to waiver by Mudrick Capital, the Indenture Amendments and Partial Conversion shall be conditional upon:

(a)    entry into a subscription agreement among the Company, VAGL, Mudrick Capital and the SF Investors (the “Subscription Agreement”), documenting the terms of the Committed Funding, First Equity Placement and Mr. Fitzpatrick’s Participation Rights as set forth in this Term Sheet;

(b)   entry into a forbearance agreement (the “Forbearance Agreement”), which shall include:

o      support undertakings from all parties in respect of the transactions contemplated by this Term Sheet (including, the Company Undertakings and Majority Shareholder Undertakings set out below);

o      milestones to be agreed (including completion of the Indenture Amendments and the Partial Conversion by December 31, 2024);

o      a forbearance in respect of any outstanding Defaults or Events of Default under the Indenture until (i) February 1, 2025, in respect of Sections 3.15(a) and 3.16(a) of the Indenture and (ii) until the earlier of February 1, 2025 and the date that the Committed Funding (as defined below) is received by the Company, in respect of Section 3.13 of the Indenture, in each case subject to:

▪	the Company, VAGL and the SF Investors complying with their forbearance undertakings;

▪	compliance with customary information rights (including delivery of financial information); and

▪	customary termination events (including upon breach of any milestone, insolvency, steps taken to file for insolvency or MAE); and

o      a waiver in respect of the Fundamental Change repurchase provisions in the Indenture in connection with the transactions contemplated by this Term Sheet;

(c)   Mudrick Capital’s consent, as sole noteholder, to the Indenture Amendments, which consent Mudrick Capital undertakes to procure;

(d)   the Company granting fixed and floating charges over all of its assets as security for the Notes and all liabilities under the Indenture (as amended);

(e)   Company shareholder approval with respect to the Indenture Amendments, Partial Conversion and all amendments to the Company’s memorandum and articles of association required to facilitate the Partial Conversion and the Governance Changes set out below, including, for the avoidance of doubt, an increase in the number of authorized shares to cover the Ordinary Shares to be issued pursuant to the Indenture Amendments and the Partial Conversion, if necessary;

(f)    entry into, and effectiveness of, all amendments to the Company’s memorandum and articles of association required to (a) provide for the governance provisions contemplated in this Term Sheet and (b) terminate all of the SF Investors’ rights thereunder in accordance with this Term Sheet;

(g)   the termination of the SF Reserved Matters Letter Agreement between the Company and Mr. Fitzpatrick dated March 13, 2024; and

(h)   entry into one or more registration rights agreements between the Company and Mudrick Capital.

The foregoing actions shall be inter-conditional on each of such other actions being effected.

Further Condition to Partial Conversion:	The Partial Conversion shall be conditional upon receipt of any required regulatory approvals.

OTher matters

Headquarters of the Company:	Mudrick Capital is to provide good faith assurances to the Company that the Company will remain headquartered and based in the United Kingdom, subject to parameters to be determined.

Branding, Name and Identity of the Company:	Mudrick Capital is to commit to retaining the Company’s “Vertical Aerospace” name and brand identity.

IAIL’s Prior Commitment:	All parties to this Term Sheet agree and acknowledge that all remaining obligations arising pursuant to the Investment Agreement by and between the Company and Imagination Aero Investments Limited (“IAIL”) dated February 22, 2024 (the “IAIL Investment Agreement”) have expired (including in respect of the second tranche $25 million funding commitment) and that such obligations shall be replaced by the participation rights as set out below. Further, the Company agrees that it shall cover IAIL’s, Mr. Fitzpatrick’s and Mudrick Capital’s reasonable legal costs in connection therewith.

STEP B: GOVERNANCE AND RELEASES

INDENTURE ENHANCEMENTS

Additional Guarantor and Collateral / Waiver:

Promptly following the Partial Conversion Date:

(a)    VAGL shall become a Guarantor and Security Provider in respect of the Notes and the Indenture, including granting a fixed and floating charge over all its assets; and

(b)   Mudrick Capital shall waive all existing defaults and events of default under the Indenture as amended and restated in accordance with the terms of this term herein.

GOVERNANCE CHANGES

Board Composition:

So long as the SF Investors beneficially own more than 3% of the Ordinary Shares in issue, Mr. Fitzpatrick shall have the right and be entitled to remain on the board of directors of the Company (the “Board”) and VAGL (while receiving no compensation for service on either board), and Mudrick Capital shall take all actions necessary to implement the foregoing, including voting in favor of any resolution to appoint Mr. Fitzpatrick to the board of the Company and VAGL (“Mr Fitzpatrick’s Board Rights”).

Immediately upon the Partial Conversion Date and without limitation to Mr. Fitzpatrick’s Board Rights, the Board shall otherwise consist of a majority of independent directors (as determined by the Nomination and Corporate Governance Committee and as set forth in the NYSE rules) nominated for election by Mudrick Capital, and the Company and the Nominating and Corporate Governance Committee of the Board shall cause such nominees to be put forth for appointments in accordance with the Company’s memorandum and articles of association.

Thereafter and, in each case, without limitation to Mr. Fitzpatrick’s Board Rights:

(a)   So long as Mudrick Capital owns at least 10% of the outstanding Ordinary Shares (assuming the Notes that have not been converted to Ordinary Shares are not converted to Ordinary Shares), Mudrick Capital shall be entitled to nominate for election a proportionate number of directors to serve on the Board (rounded to the nearest whole number), and to nominate directors to fill any vacancies resulting from the departure from the Board of a director so-nominated by Mudrick Capital, and the Company and the Nominating and Corporate Governance Committee of the Board shall cause such nominees to be put forth for appointments in accordance with the Company’s memorandum and articles of association.

(b)   Subject to applicable law and NYSE rules, Mudrick Capital’s Board designees shall also be entitled to proportionate representation (with a minimum of one member) on the compensation committee and all other committees of the Board; provided that if applicable law or NYSE rules prevent Mudrick Capital’s Board designee(s) from serving on any committee, Mudrick Capital shall be entitled to appoint an observer to serve on such committee.

(c)   Mudrick Capital’s right to nominate member(s) of the Board shall terminate on the first date on which Mudrick Capital beneficially owns less than 10% of the outstanding Ordinary Shares (on a fully converted basis).

Mudrick Capital’s Consent Rights:

From and after the Partial Conversion Date until the date as of which Mudrick Capital beneficially owns less than 35% of the Ordinary Shares (on a fully converted basis), the Company shall be required to obtain Mudrick Capital’s consent prior to:

(a)   the Company’s proposing of any amendment to any provision of the Company’s memorandum and articles of association or bylaws (by merger, consolidation, reclassification, amendment or otherwise) that, once adopted, will materially and adversely affect the rights of Mudrick Capital in respect of the appointment of directors to the Board; and

(b)   any change to the Board (other than in accordance with the Company’s memorandum and articles of association, as amended, as contemplated by this Term Sheet).

Mudrick Capital’s Pre-Emptive Rights:

From and after the Partial Conversion Date, the Company will grant Mudrick Capital a customary pre-emptive right to maintain its ownership percentage of the Company for so long as Mudrick Capital and its affiliates maintain at least a 20% beneficial ownership position (on a fully diluted basis), with customary exclusions for acquisitions and issuances to employees and directors.

Mr. Fitzpatrick’s Rights:

So long as the SF Investors beneficially own more than 3% of the Ordinary Shares:

(a)   decisions relating to future equity raises by the Company shall be taken by a majority of (i) the independent members of the then-constituted Board or (ii) a committee of such independent members; and

(b)   Mr. Fitzpatrick shall retain a right to participate on a pro rata basis in any such future equity raises by the Company, subject to his 12-month option in respect of only the First Equity Placement (as set forth below).

For so long as Mr. Fitzpatrick remains on the Board or the board of directors of VAGL, (a) he shall have the right to appoint a representative for meetings of the Board or the board of directors of VAGL that he is unable to attend and (b) the Company shall cover the cost of his executive/administrative support, subject to a cap to be agreed.

The Company shall be required to obtain Mr. Fitzpatrick’s consent prior to the Company’s proposing of any amendment to any provision of the Company’s memorandum and articles of association or bylaws (by merger, consolidation, reclassification, amendment or otherwise) that, once adopted, will materially and adversely affect Mr. Fitzpatrick’s Board Rights.

releases

Release of Claims:

With effect from the date on which each of the Indenture Amendments, the Partial Conversion, the Indenture Enhancements and, for the avoidance of doubt, the Governance Changes have taken place, each of Mudrick Capital, Mr. Fitzpatrick and the Company agree to release any and all claims against one another under or in connection with the Indenture, the Indenture Amendments, the Indenture Enhancements, the IAIL Investment Agreement and the Governance Changes.

step c: FUNDING COMMITMENT and FIRST equity placement

Commitments:

As soon as reasonably practicable following the Partial Conversion Date, Mudrick Capital shall commit to the Company to purchase up to $50 million of equity securities issued by the Company (the “Committed Funding”) in and on the same economic terms as its next funding round (the “First Equity Placement”), as follows:

(a)    $25 million of the Committed Funding is to be purchased by Mudrick Capital on a non-contingent basis; and

(b)   Mudrick Capital is to provide a backstop commitment of an additional $25 million to be purchased by Mudrick Capital if the Company is not able to raise such amount in the First Equity Placement (with such backstop commitment reducing dollar-for-dollar for any amounts raised from third parties, including existing shareholders of the Company).

Any funding by Mudrick Capital pursuant to its foregoing Committed Funding shall constitute the First Equity Placement.

Conditions to Committed Funding:

Subject to waiver by Mudrick Capital, the closing of the Committed Funding by Mudrick Capital shall be conditional upon:

(a)   the Company, in Mudrick Capital’s reasonable determination, conducting in good faith a robust equity process for the First Equity Placement;

(b)   receipt of any required regulatory approvals;

(c)   Company shareholder approval with respect to the amendments to the Company’s memorandum and articles of association, including, for the avoidance of doubt, an increase in the number of authorized shares to cover the Ordinary Shares issued and underlying all equity-linked securities, if necessary;

(d)   entry into the Registration Rights Agreement (as defined below);

(e)   customary opinions of the Company’s counsel in connection with the Transaction Documentation (as defined below); and

(f)     no material adverse effect having occurred, or an event or occurrence that would reasonably be likely to give rise to a material adverse effect, on the Company since its last audited financial statements.

Mr. Fitzpatrick’s Participation Rights:

Mr. Fitzpatrick shall have:

(a)   the right to participate in the First Equity Placement to purchase up to $25 million in Ordinary Shares or equity-linked securities on the same economic terms as other investors in the First Equity Placement; or

(b)   in the event he elects not to participate in the First Equity Placement, a 12-month option to purchase $25 million in Ordinary Shares from the Company at a strike price equal to the per share purchase price paid by investors in the First Equity Placement.

GENERAL

Lock-Up:	From the Partial Conversion Date until a date to be agreed (the “Lock-Up Period”), each of Mudrick Capital and Mr. Fitzpatrick and his affiliates (subject to customary exclusions to be agreed) will agree with the Company not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, with respect to the Ordinary Shares (a “Transfer”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Ordinary Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in the immediately preceding subsections (i) or (ii) (any of the foregoing actions in clauses (i)-(iii), the “Transfer Restrictions”).

Registration Rights:

Mudrick Capital shall be granted customary registration rights (including demand and piggyback registration rights to be agreed) with respect to the Ordinary Shares issued and issuable pursuant to the transactions set forth in this Term Sheet (including, for the avoidance of doubt, any additional Ordinary Shares issuable to Mudrick Capital pursuant to the Indenture Amendments) (subject to the “Lock-Up” and “Market Manipulation” provisions set forth in this Term Sheet).

Without limiting the foregoing, the Company will (i) promptly (and in any event no later than 30 days) following the Partial Conversion Date, file and cause to become effective a customary shelf registration statement covering (a) the Ordinary Shares issued and issuable to Mudrick Capital pursuant to the transactions set forth in this Term Sheet and (b) any additional Ordinary Shares issuable to Mudrick Capital pursuant to the Indenture and (ii) have such registration statements deemed effective by the Securities and Exchange Commission within 30 days of the Partial Conversion Date. The Company will cause such registration statement to remain effective until the earlier of the date (a) all registrable securities are sold by the holders thereof and (b) such securities are freely tradable under Rule 144 without limitation as to volume or manner of sale.

Transaction Documentation:

The Forbearance Agreement, the Subscription Agreement, the supplemental indenture(s) and any security documents to be entered into in connection with the Indenture Amendments and the Indenture Enhancements, and other documents required to effect the matters set forth in this Term Sheet shall be referred to as the “Transaction Documentation”.

The Transaction Documentation will incorporate review from the accounting, tax, diligence, trustee, local counsel and stock exchange perspectives, among other inputs for public company issuers.

Company Undertakings:

Prior to execution of the Forbearance Agreement, the Company shall (subject to applicable fiduciary duties) progress contingency planning in connection with existing defaults under the Indenture and update Mudrick Capital (periodically or upon request) on such contingency planning.

Prior to execution of the remaining Transaction Documentation, the Company shall (subject to applicable fiduciary duties):

(a)    use best endeavors to agree and enter into the Transaction Documentation;

(b)    notify Mudrick Capital prior to taking any steps to commence any insolvency-related proceedings; and

(c)    other than as part of good faith contingency planning referred to above, not solicit or pursue any alternative funding or restructuring proposals and notify Mudrick Capital of any alternative financing and/or restructuring proposals received.

Majority Shareholder Undertaking:

Mr. Fitzpatrick, in his capacity as majority shareholder of the Company, agrees to use his best efforts to (and cause his affiliates to) enter into one or more agreements (as applicable) to effectuate the transactions contemplated by this Term Sheet.

Expenses:

The  Forbearance Agreement will contain customary provisions for expenses, including reimbursement by the Company of reasonable and documented expenses of legal counsel to Mudrick Capital (including one firm of Cayman counsel) and the SF Investors (including one firm of Cayman counsel), in connection with the transactions contemplated by this Term Sheet and the Forbearance Agreement.

Governing Law and Forum; Applicable Securities Laws:

This Term Sheet and the Transaction Documentation (other than the Company’s governing documents) will be governed by the laws of the State of New York. All disputes, legal actions, suits and proceedings arising out of or relating to this Term Sheet and the Transaction Documentation must be brought exclusively in the state courts of New York or in the federal courts located in the state and county of New York.

The Company’s governing documents will be governed by Cayman Islands law. VAGL’s governing documents will be governed by English law.

Nothing in this Term Sheet (or any related or final documentation) shall be interpreted as creating or forming a “group”, including with Mudrick Capital, Mr. Fitzpatrick or any other SF Investor, or any other person, for the purposes of Rule 13d-5(b)(1) under the U.S. Securities Exchange Act of 1934, as amended, or for any other similar provision of applicable law. The Company acknowledges and agrees that the obligations of each of Mudrick Capital and Mr. Fitzpatrick and the other SF Investors under this Term Sheet (and any related or final documentation) shall be several (and not joint) and none of the parties shall be responsible in any way for the actions or omissions of the other parties.

Generally Non-Binding:	This Term Sheet is intended solely as a basis for further discussion among the parties. Except as set forth in the sections of this Term Sheet opposite the headings “Company Undertakings”, “Majority Shareholder Undertakings”, “Governing Law and Forum; Applicable Securities Laws” and “Generally Non-Binding”, which shall be binding, this Term Sheet does not constitute a contract, agreement or commitment of any kind or otherwise establish any legal obligation whatsoever (including, but not limited to, any obligation to negotiate) with regards to any potential transaction or otherwise, and no such obligation shall be deemed to exist between the parties or any of their respective affiliates, except to the extent set forth in written definitive agreements that have been executed and delivered by the parties hereto. Entering into any definitive agreements will be subject to receipt of all necessary internal and third party approvals.

IN WITNESS WHEREOF, the parties hereto have caused this term sheet to be duly executed as of the day and year first above written.

MUDRICK CAPITAL MANAGEMENT L.P.

On behalf of certain funds or accounts managed,

sponsored or advised by it

By:	/s/ Jason Mudrick
Name: Jason Mudrick
Title: Chief Investment Officer

VERTICAL AEROSPACE LTD.

By:	/s/ Stephen Welch
Name: Stephen Welch
Title: Chairman

VERTICAL AEROSPACE GROUP LIMITED

By:	/s/ Stephen Welch
Name: Stephen Welch
Title: Director

STEPHEN FITZPATRICK

/s/Stephen Fitzpatrick

IMAGINATION AERO INVESTMENT LTD.

By:	/s/ Stephen Fitzpatrick
Name: Stephen Fitzpatrick
Title: Director